# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chenghe Acquisition II Co., CIK 0002016420
CUSIP: G20873108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 38 Beach Road #29-11, South Beach Tower, Singapore, Singapore (U0), 189767
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002025110

## Reporting persons
- Chenghe Investment II Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,051,875; sole dispositive power 0; shared dispositive power 3,051,875; aggregate amount beneficially owned 3,051,875 (25.8% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 2,785,000 Class B ordinary shares of the Issuer, which shares (unless otherwise provided in the Issuer's initial business combination agreement) will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial business combination, and may be converted at any time prior to the initial business combination, at the option of the holder, on a one-for-one basis, subject to adjustment as described by "Founder shares conversion and anti-dilution rights" in the Issuer's registration statement on Form S-1/A (File No. 333-279359) filed on May 29, 2024 and (ii) 266,875 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. Chenghe Investment II Limited is the record holder of the shares reported herein. Mr. Li owns all outstanding equity interest of Chenghe Investment II Limited. As such, Mr. Li may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Chenghe Investment II Limited. Mr. Li disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Li may have therein, directly or indirectly. (2) Excludes 133,438 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
- Qi Li: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 30,000; shared voting power 3,051,875; sole dispositive power 30,000; shared dispositive power 3,051,875; aggregate amount beneficially owned 3,081,875 (26.1% of the class)
  Comment: (1) See Item 4. The Reporting Person owns (i) 2,815,000 Class B ordinary shares of the Issuer, which shares (unless otherwise provided in the Issuer's initial business combination agreement) will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial business combination, and may be converted at any time prior to the initial business combination, at the option of the holder, on a one-for-one basis, subject to adjustment as described by "Founder shares conversion and anti-dilution rights "in the Issuer's registration statement on Form S-1/A (File No. 333-279359) filed on May 29, 2024 and (ii) 266,875 Class A ordinary shares of the Issuer included in units of the Issuer purchased in a private placement that closed concurrently with the Issuer's initial public offering. Chenghe Investment II Limited is the record holder of the shares reported herein. Mr. Li owns all outstanding equity interest of Chenghe Investment II Limited. As such, Mr. Li may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Chenghe Investment II Limited. Mr. Li disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Li may have therein, directly or indirectly. (2) Excludes 133,348 Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable. (3) Reflects 30,000 Class B Ordinary Shares transferred from Chenghe Investment II Limited to Mr. Li in his personal capacity.

## Item 1. Issuer
Name of issuer: Chenghe Acquisition II Co.
Address of issuer's principal executive offices: 38 Beach Road #29-11, South Beach Tower, Singapore 189767

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Chenghe Investment II Limited and Qi Li (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: 38 Beach Road #29-11, South Beach Tower, Singapore 189767
Citizenship: Chenghe Investment II Limited is a Cayman Islands limited liability company. Qi Li is a citizen of Hong Kong, SAR.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover page of this Schedule 13G are incorporated herein by reference. As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 3,081,875 of the Issuer's Class A ordinary shares
Percent of class: This represents 26.1% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all the issued and outstanding Class B ordinary shares of the Issuer. The Class B ordinary shares (unless otherwise provided in the Issuer's initial business combination agreement) will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial business combination, and may be converted at any time prior to the initial business combination, at the option of the holder, on a one-for-one basis, subject to adjustment as described by "Founder shares conversion and anti-dilution rights" in the Issuer's registration statement on Form S-1/A (File No. 333-279359) filed on May 29, 2024. The percentages used in this Schedule 13G are based on 11,810,000 of the Issuer's Class A ordinary shares and 2,875,000 of the Issuer's Class B ordinary shares issued and outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the three months ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024
Sole power to vote or to direct the vote: Mr. Li, in his personal capacity, is the record holder of the 30,000 shares reported herein.
Shared power to vote or to direct the vote: Chenghe Investment II Limited is the record holder of the 3,051,875 shares reported herein. Mr. Li owns all outstanding equity interest of Chenghe Investment II Limited. As such, Mr. Li may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Chenghe Investment II Limited. Mr. Li disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Li may have therein, directly or indirectly.
Sole power to dispose or to direct the disposition: Mr. Li, in his personal capacity, is the record holder of the 30,000 shares reported herein.
Shared power to dispose or to direct the disposition: Chenghe Investment II Limited is the record holder of the 3,051,875 shares reported herein. Mr. Li owns all outstanding equity interest of Chenghe Investment II Limited. As such, Mr. Li may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by Chenghe Investment II Limited. Mr. Li disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest Mr. Li may have therein, directly or indirectly.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Chenghe Investment II Ltd.: /s/ Qi Li, Qi Li, Director (02/14/2025)
- Qi Li: /s/ Qi Li, Qi Li (02/14/2025)